FILED BY FLEX LTD.

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

AND DEEMED FILED PURSUANT TO RULE 14a-12

UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: FLEX LTD.

COMMISSION FILE NO. 000-23354

DATE: OCTOBER 25, 2023

Q2 FY24 Earnings Presentation Quarter End: September 29, 2023 Earnings Announcement: October 25, 2023

Risks, Forward-Looking Statements and non-GAAP Disclaimers This presentation contains forward-looking statements within the meaning of U.S. securities laws, including statements related to our future financial results and our guidance for future financial performance (including expected revenues, operating income, margins and earnings per share). These forward-looking statements are based on current expectations, forecasts and assumptions involving risks and uncertainties that could cause the actual outcomes and results to differ materially from those anticipated by these forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements. These risks include: that we may not achieve our expected future operating results, including revenue and margins; the effects that the current and future macroeconomic environment, including inflation, slower growth or recession, higher interest rates, a potential U.S. federal government shutdown, and currency exchange rate fluctuations, could have on our business and demand for our products; the impact of component shortages, fluctuations in the pricing or availability of raw materials, labor and energy, and logistical constraints, including their impact on our revenues and margins; the uncertainty of our ability to complete the transactions contemplated by that certain Agreement and Plan of Merger, dated as of February 7, 2023, by and among Flex Ltd. (“Flex”), Nextracker Inc. (“Nextracker”), Yuma, Inc., a wholly-owned subsidiary of Flex, and Yuma Acquisition Corp., a wholly-owned subsidiary of Nextracker, and the transactions related thereto (collectively, the “Transactions”), which are subject to numerous conditions that may not be satisfied or waived, and the failure of any such Transactions to qualify as tax-free under the relevant Internal Revenue Code of 1986, as amended; uncertainties and risks relating to our ability to achieve some or all of the intended or anticipated benefits of Nextracker being a separate, publicly-traded company, which could negatively impact our business, financial condition and results of operations; risks associated with acquisitions and divestitures, including the possibility that we may not fully realize their projected benefits; geopolitical risk, including the termination and renegotiation of international trade agreements and trade policies, including the impact of tariffs and related regulatory actions; the war in Ukraine and escalating geopolitical tensions as a result of Russia’s invasion of Ukraine, including the imposition of economic sanctions on Russia which could lead to disruption, instability, and volatility in global markets and negatively impact our operations and financial performance; uncertainties relating to the Israel-Hamas war including escalating geopolitical tensions as a result thereof which could negatively impact our operations and financial performance; the effects that current and future credit and market conditions could have on the liquidity and financial condition of our customers and suppliers, including any impact on their ability to meet their contractual obligations to us and our ability to pass through costs to our customers; the challenges of effectively managing our operations, including our ability to control costs and manage changes in our operations; hiring and retaining key personnel; litigation and regulatory investigations and proceedings; our compliance with legal and regulatory requirements; changes in laws, regulations, or policies that may impact our business, including those related to climate change; the possibility that benefits of the Company’s restructuring actions may not materialize as expected; that the expected revenue and margins from recently launched programs may not be realized; our dependence on industries that continually produce technologically advanced products with short product life cycles; the short-term nature of our customers’ commitments and rapid changes in demand may cause supply chain issues, excess and obsolete inventory, and other issues which adversely affect our operating results; our dependence on a small number of customers; our industry is extremely competitive; we may be exposed to financially troubled customers or suppliers; the success of certain of our activities depends on our ability to protect our intellectual property rights and we may be exposed to claims of infringement or breach of license agreements; a breach of our IT or physical security systems, or violation of data privacy laws, may cause us to incur significant legal and financial exposure and disrupt our operations; physical and operational risks from natural disasters, severe weather events, or climate change; our ability to meet environmental, social and governance expectations or standards or achieve sustainability goals; we may be exposed to product liability and product warranty liability; that recently proposed changes or future changes in tax laws in certain jurisdictions where we operate could materially impact our tax expense; and the impact and effects on our business, results of operations and financial condition of a public health issue, including a pandemic, or catastrophic event. Additional information concerning these, and other risks is described under “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our annual report on Form 10-K for the fiscal year ended March 31, 2023 and in subsequent quarterly reports on Form 10-Q, as well as the registration statement, including the proxy statement/prospectus, and other documents filed by Flex or Nextracker, as applicable, with the U.S. Securities and Exchange Commission (the “SEC”) in connection with the Transactions. The forward-looking statements in this presentation are based on current expectations and Flex assumes no obligation to update these forward-looking statements. Our share repurchase program does not obligate the Company to repurchase a specific number of shares and may be suspended or terminated at any time without prior notice. Please refer to the appendix section of this presentation for reconciliation of the non-GAAP financial measures to the most directly comparable GAAP measures. If this presentation references historical non-GAAP financial measures, these measures are located on the “Investor Relations” section of our website, www.flex.com along with the required reconciliation to the most comparable GAAP financial measures. Certain forward-looking non-GAAP financial measures are not reconciled to the most directly comparable GAAP measures as the reconciling information is not available without an unreasonable effort. The figures presented in this presentation have been rounded. This may lead to individual values not adding up to the totals presented. The following business segment acronyms will be used throughout this presentation: Flex Reliability Solutions Flex Agility Solutions Nextracker Automotive Communications, Enterprise and Cloud (CEC) next generation mobility, autonomous, connectivity, electrification, and smart technologies data infrastructure, edge infrastructure, and communications infrastructure Health Solutions Lifestyle medical devices, medical equipment, and drug delivery appliances, consumer packaging, floorcare, micro mobility, and audio Industrial Consumer Devices capital equipment, industrial devices, renewables, and grid edge mobile and high velocity consumer devices

Other Cautionary Statements No Offer or Solicitation This communication is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom, and otherwise in accordance with applicable law. Important Additional Information Flex and Nextracker have prepared, and Nextracker has filed, a registration statement on Form S-4, that includes a preliminary proxy statement of Flex and also constitutes a preliminary prospectus of Nextracker. Flex and Nextracker will also file other documents with SEC regarding the Transactions, including the definitive proxy statement/prospectus. The information in the preliminary proxy statement/prospectus is not complete and may be changed. When available, Flex will mail the definitive proxy statement/prospectus and other relevant documents to its shareholders as of a record date to be established for voting on the Transactions. This communication is not a substitute for the definitive proxy statement/prospectus or any other document that Flex will send to its shareholders in connection with the Transactions. INVESTORS AND SECURITY HOLDERS OF FLEX ARE URGED TO READ THE REGISTRATION STATEMENT, THE PRELIMINARY PROXY STATEMENT/PROSPECTUS, THE DEFINITIVE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE, AND ALL OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTIONS AND RELATED MATTERS. Copies of the registration statement, the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other documents filed by Flex or Nextracker with the SEC may be obtained, once available, free of charge at the SEC’s website at www.sec.gov. Participants in the Solicitation Flex, Nextracker and their respective directors, executive officers, other members of management, and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Flex’s shareholders in connection with the Transactions. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of Flex’s shareholders in connection with the Transactions will be in the registration statement, including the proxy statement/prospectus, when it is filed with the SEC. Investors and security holders may obtain more detailed information regarding the names and interests in the Transactions of Flex’s and Nextracker’s directors and officers in Flex’s and Nextracker’s filings with the SEC and such information will also be in the registration statement, including the proxy statement/prospectus, when it is filed with the SEC. These documents can be obtained free of charge at the SEC’s website at www.sec.gov.

Business update Revathi Advaithi Chief Executive Officer

Executive summary Q2 financial performance – TOTAL FLEX REVENUE ADJ. OPERATING INCOME ADJ. NET INCOME ADJ. EARNINGS PER SHARE $7.5B $439M $303M $0.68 Q2 financial performance – CORE FLEXA REVENUE ADJ. OPERATING INCOME ADJ. NET INCOME ADJ. EARNINGS PER SHARE $6.9B $327M $249M $0.56 See Appendix for GAAP to non-GAAP reconciliations. A. Core Flex represents Flex, excluding Flex’s 51.47% economic interest in Nextracker, which is currently consolidated within Flex, and which is expected to be distributed to Flex shareholders in a tax-free spinoff in Flex’s fourth quarter ending March 31, 2024. Core Flex is a non-GAAP measure that does not reflect discontinued operations presented under GAAP. 5

Business update MARKET TRENDS FLEX EXECUTION Focus markets Margins expanding • Cloud /AI demand remains strong in • Q2 Core Flex adjusted Operating both CEC and Power/Industrial Margins expanded both sequentially and year-over-year • Next Gen Mobility growth continues • Expect continued expansion in Q3 • Digital healthcare programs ramping and through F24 • Renewables business growth Nextracker: continues despite soft residential • Value creation from multiple • Regionalization trends continue transactions • Funding buybacks • Final step: Tax-Free Spin to shareholders

Financial results Paul Lundstrom Chief Financial Officer

Key financials Q2F23 Q2F24 Revenue $7,766M $7,471M FLEX Adj. Gross Profit / Margin $599M / 7.7% $676M / 9.0% TOTAL Adj. Operating Income / Margin $375M / 4.8% $439M / 5.9% Adj. Earnings Per Share $0.63 $0.68 Q2F23 Q2F24 Revenue $7,303M $6,932M FLEX Adj. Gross Profit / Margin $533M / 7.3% $523M / 7.5% CORE Adj. Operating Income / Margin $332M / 4.5% $327M / 4.7% Adj. Earnings Per Share $0.53 $0.56 See Appendix for GAAP to non-GAAP reconciliations. 8

Segment performance A ADJ. OPERATING ADJ. OPERATING TOTAL FLEX REVENUE INCOME MARGIN REVENUE ($B) Y/Y GROWTH ($M) Y/Y GROWTH % Y/Y CHANGE Flex Reliability Solutions $3.3 flat $171 (2%) 5.2% (10 bps) 44% 48% $7.5B Flex Agility Solutions $3.6 (10%) $168 (1%) 4.6% 30 bps 8% Nextracker $0.6 21% $112 160% 19.5% 1,040 bps CORPORATE SERVICES B -—- ($12) -——-AND OTHER TOTAL $7.5 (4%) $439 17% 5.9% 110 bps See Appendix for GAAP to non-GAAP reconciliations. A. Amounts may not sum due to immaterial intersegment eliminations not presented separately. B. Corporate Services and Other includes centralized administrative costs that are not included in the assessment of the performance of each of the identified segments. 9

Cash flow overview Q2F24 FYTD CAPITAL EXPENDITURES, NETA ($M) ($M) GAAP NET INCOME $406 $617 Depreciation, Amortization and other Impairment Charges 127 260 $187 $180 Change in Working Capital and other, net (176) (514) $157 $156 $144 OPERATING CASH FLOW 357 363 Capital Expenditures, netA (144) (300) Q2F23 Q3F23 Q4F23 Q1F24 Q2F24 ADJ. FREE CASH FLOW B 213 63 Payments for Share Repurchases (309) (506) Other Investing, Financing, and FX, net 336 49 ADJ. FREE CASH FLOW ($M) $270 NET CHANGE IN CASH AND CASH EQUIVALENTS B $240 ($394) $202 $213 Q2F23 Q3F23 Q4F23 Q1F24 Q2F24 -$84 -$150 See Appendix for GAAP to non-GAAP reconciliations. A. Capital Expenditures, net is calculated as purchases of property and equipment minus proceeds from the disposition of property and equipment. B. Amounts may not sum due to rounding. 10

Q3 FY24 segment outlook Flex Reliability Solutions Flex Agility Solutions Automotive CEC • Secular trends, including electrification driving demand • IT spending environment remains dynamic; AI-driven Cloud spending strong, Enterprise IT & Comms soft • UAW strikes remain a watch item • Longer-term trends driving cloud and networking Health Solutions technology transitions remain strong • Multiple program ramps continue supported by long-term secular trends Lifestyle • Strong market position with premium brands, however consumer-related demand remains soft Industrial • Effective cost management remains the near-term focus • Continued demand in high growth areas such as EV charging, automation and cloud/critical power • Expect residential solar weakness to continue Consumer Devices • Consumer end market weakness persisting • Remain focused on continued cost management Nextracker • Global demand remains solid with strong pipeline 11

Q3 FY24 guidance Q3 financial guidance – TOTAL FLEX (includes Nextracker contribution) REVENUE ADJ. OPERATING INCOME A ADJ. EARNINGS PER SHARE B, C $6.5B—$6.9B $375M—$425M $0.57—$0.65 GAAP: $0.25—$0.34 INTEREST EXPENSE ADJ. INCOME TAX RATE WEIGHTED AVG. SHARES OUTSTANDING $50M 11% 448M Q3 financial guidance – CORE FLEX REVENUE ADJ. OPERATING INCOME A ADJ. EARNINGS PER SHARE B $5.9B—$6.3B $281M—$310M $0.47—$0.52 GAAP: $0.17—$0.23 A. Total Flex adjusted operating income excludes approximately $106 million for restructuring, $43 million for stock-based compensation expense and $17 million for intangible amortization compared to GAAP operating income. Core Flex adjusted operating income excludes $106 million for restructuring, $30 million for stock-based compensation expense and $17 million for intangible amortization as well as Nextracker operating income. B. Total Flex adjusted earnings per share excludes $0.20 for net restructuring, $0.09 for stock-based compensation expense, $0.03 for net intangible amortization and ($0.01) for non-controlling interest, compared to GAAP earnings per share. Core Flex adjusted earnings per share excludes $0.20 for net restructuring, $0.07 for stock-based compensation and $0.03 for net intangible amortization as well as $0.10-$0.13 in Nextracker earnings. C. Total Flex adjusted earnings per share includes $0.08-$0.10 in non-controlling interest for Nextracker. 12

FY24 guidance – *UPDATED*

FY24 financial guidance – TOTAL FLEX *(includes Nextracker contribution)*

REVENUE	ADJ. OPERATING MARGIN[A]	ADJ. EARNINGS PER SHARE[B]
$28.1B - $28.8B	5.8% - 6.0%	$2.49 - $2.66 GAAP $1.71 - $1.89

Nextracker FY24 financial guidance | Revenue $2.3 – $2.4B | EBITDA $390 – $440M

FY24 financial guidance – CORE FLEX[C]

REVENUE	ADJ. OPERATING MARGIN[A]	ADJ. EARNINGS PER SHARE[D]
$25.9B - $26.5B	4.8% - 4.9%	$2.05 - $2.18 GAAP $1.38 - $1.51

*Core Flex FY24 financial guidance – excludes Nextracker full year contribution

A. Total Flex adjusted operating margin does not include the impact of approximately 0.6% for stock-based compensation, 0.5% for restructuring and 0.2% for intangible amortization, compared to GAAP operating margin. Core Flex adjusted operating margin does not include the impact of approximately 0.5% for restructuring, 0.5% for stock-based compensation and 0.2% for intangible amortization (and excludes Nextracker operating income).
B. Total Flex adjusted earnings per share excludes $0.39 for stock-based compensation expense, $0.27 for net restructuring charges and $0.13 for net intangible amortization, offset by ($0.01) for tax and noncontrolling interest share of subsidiary's non-GAAP adjustments, compared to GAAP earnings per share.
C. Core Flex excludes revenue of $2.3-$2.4 billion and GAAP earnings per share of $0.33-$0.38 representing Nextracker's contribution to Total Flex.
D. Core Flex adjusted earnings per share excludes $0.27 for stock-based compensation expense, $0.27 for net restructuring charges and $0.13 for net intangible amortization compared to GAAP earnings per share.

flex

13

FY24 guidance bridge:
Margin expansion tells the story

TOTAL FLEX

	Prior Guidance	New Total Flex Guidance
Revenue	$30.5B - $31.5B	$28.1B - $28.8B
Adj. Operating Margin	5.0% - 5.2%	5.8% - 6.0% [A]
Adj. Earnings Per Share	$2.35 - $2.55	$2.49 - $2.66 [B]
GAAP Earnings Per Share	$1.87 - $2.07	$1.71 - $1.89

CORE FLEX

	Prior Expectation	New Core Flex Guidance [C]
Revenue	$28.4B - $29.2B	$25.9B - $26.5B
Adj. Operating Margin	4.4% - 4.5%	4.8% - 4.9% [A]
Adj. Earnings Per Share	$2.05 - $2.18	$2.05 - $2.18 [D]
GAAP Earnings Per Share	$1.59 - $1.71	$1.38 - $1.51

A. Total Flex adjusted operating margin does not include the impact of approximately 0.6% for stock-based compensation, 0.5% for restructuring and 0.2% for intangible amortization, compared to GAAP operating margin. Core Flex adjusted operating margin does not include the impact of approximately 0.5% for restructuring, 0.5% for stock-based compensation and 0.2% for intangible amortization (and excludes Nextracker operating income).

B. Total Flex adjusted earnings per share excludes $0.39 for stock-based compensation expense, $0.27 for net restructuring charges and $0.13 for net intangible amortization, offset by ($0.01) for tax and noncontrolling interest share of subsidiary's non-GAAP adjustments, compared to GAAP earnings per share.

C. Core Flex excludes revenue of $2.3-$2.4 billion and GAAP earnings per share of $0.33-$0.38 representing Nextracker's contribution to Total Flex.

D. Core Flex adjusted earnings per share excludes $0.27 for stock-based compensation expense, $0.27 for net restructuring charges and $0.13 for net intangible amortization compared to GAAP earnings per share.

14

flex

Key Takeaways Strong execution on margin expansion, portfolio Delivering on our strategy long-term performance Executing on capital allocation strategy; focused on continued buybacks commitments Nextracker Tax-Free Spin expected in FQ4 Reiterate F2025 target: $2.65 Core Flex Adjusted Earnings Per Share 15

Appendix

Appendix: Reconciliation of GAAP to Non-GAAP Measures TOTAL FLEX Quarter-ended Quarter-ended Quarter-ended Quarter-ended September 29, 2023 June 30, 2023 September 30, 2022 July 01, 2022 % of revenue % of revenue % of revenue % of revenue ($ in Millions)* GAAP gross profit    $665 8.9% $587 8.0% $591 7.6% $535 7.3% Stock-based compensation expense 10 9 7 7 Restructuring charges 1 17 —Legal and Other—1 2—Non-GAAP gross profit $676 9.0% $614 8.4% $599 7.7% $542 7.4% *Amounts may not sum due to rounding. For more details on the GAAP to Non-GAAP adjustments for current and historical periods, please refer to the Investor Relations section of our website which includes press releases and summary financials of the respective periods. 18

Appendix: Reconciliation of GAAP to Non-GAAP Measures TOTAL FLEX Quarter- Quarter- Quarter- Quarter-ended ended ended ended September 29, 2023 June 30, 2023 September 30, 2022 July 01, 2022 ($ in Millions) GAAP operating income $376 $291 $325 $272 Intangible Amortization 17 20 21 22 Stock-based compensation expense 45 41 27 26 Restructuring charges 1 23 —Legal and other—2 2 10 Non-GAAP operating income $439 $377 $375 $330 GAAP operating margin 5.0% 4.0% 4.2% 3.7% Non-GAAP operating margin* 5.9% 5.1% 4.8% 4.5% *We calculate our Non-GAAP operating margin as non-GAAP operating income divided by revenue for the respective periods. For more details on the GAAP to Non-GAAP adjustments for current and historical periods, please refer to the Investor Relations section of our website which includes press releases and summary financials of the respective periods. 19

Appendix: Reconciliation of GAAP to Non-GAAP Measures TOTAL FLEX Quarter- Quarter- Quarter- Quarter-ended ended ended ended ($ in Millions, except for EPS) September 29, 2023 June 30, 2023 September 30, 2022 July 01, 2022 GAAP net income attributable to Flex Ltd. $228 $186 $232 $189 Intangible amortization 17 20 21 22 Stock-based compensation expense 45 41 27 26 Restructuring charges 1 23 —Legal and other—2 2 10 Interest and other, net 8 1 3 1 Paid-in-kind and pre-IPO dividends paid to redeemable noncontrolling — 6 6 interest Noncontrolling interest share of subsidiary’s non-GAAP adjustments 143 (2) —Adjustments for taxes (139) (13) (2) 1 Non-GAAP net income $303 $258 $289 $255 Diluted earnings per share: GAAP $0.51 $0.41 $0.50 $0.40 NON-GAAP $0.68 $0.57 $0.63 $0.54 Diluted shares used in computing per share amounts 448 455 460 468 For more details on the GAAP to Non-GAAP adjustments for current and historical periods, please refer to the Investor Relations section of our website which includes press releases and summary financials 20 of the respective periods.

Appendix: Reconciliation of Total Flex to Core Flex Noncontrolling Stock-based Q2FY24 Intangible Restructuring interest share of Adjustment for GAAP compensation Legal & Other Non-GAAP ($ in Millions, except for EPS) Amortization Charges non-GAAP taxes expense adjustments Total Flex (A) Revenue $7,471 — — — $7,471 Gross Profit 665—10 1 ——676 Operating Income 376 17 45 1 ——439 Net income attributable to Flex $228 17 45 1 8 143 (139) $303 Earnings Per Share $0.51 $0.68 Nextracker (B) Revenue $573 — — — $573 Gross Profit 150—3 — — 153 Operating Income 94—18 — — 112 Net income attributable to Flex $43—18 — 143 (150) $54 Earnings Per Share $0.10 $0.12 Eliminations (C) Revenue $(34) — — — $(34) Core Flex (A – B & C) Revenue $6,932 — — — $6,392 Gross Profit 515—7 1 ——523 Operating Income 282 17 27 1 ——327 Net income attributable to Flex $185 17 27 1 8—11 $249 Earnings Per Share $0.41 $0.56 WASO 448 21

Appendix: Reconciliation of Total Flex to Core Flex Q2FY23 Stock-based Noncontrolling Intangible Restructuring Interest and interest share of Adjustment for GAAP compensation Legal & Other Non-GAAP ($ in Millions, except for EPS) Amortization Charges Other, net non-GAAP taxes expense adjustments Total Flex (A) Revenue $7,766 — — ——$7,766 Gross Profit 591—7—2 ——599 Operating Income 325 21 27—2 ——375 Net income attributable to Flex $232 21 27—2 3 6 (2) $289 Earnings Per Share $0.50 $0.63 Nextracker (B) Revenue $473 — — ——$473 Gross Profit 66 — — ——66 Operating Income 43 — — ——43 Net income attributable to Flex $37 — ——6—$43 Earnings Per Share $0.08 $0.09 Eliminations (C) Revenue $(10) — — ——$(10) Core Flex (A – B & C) Revenue $7,303 — — ——$7,303 Gross Profit 525—7—2 ——533 Operating Income 282 21 27—2 ——332 Net income attributable to Flex $195 21 27—2 3—(2) $246 Earnings Per Share $0.42 $0.53 WASO 460 22

Appendix: Reconciliation of GAAP to Non-GAAP Measures Quarter- Quarter-ended Ended September 29, 2023 September 29, 2023 ($ in Millions) ($ in Millions) Segment income: Reconciliation of segment income Flex Agility Solutions $168 GAAP Operating Income $376 Flex Reliability Solutions 171 Intangible amortization 17 Nextracker 112 Stock-based compensation expense 45 Corporate and Other* (12) Restructuring charges 1 Total segment income: $439 Total segment income $439 Operating margin**: Flex Agility Solutions 4.6% Flex Reliability Solutions 5.2% Nextracker 19.5% *Corporate and Other includes centralized administrative costs that are not included in the assessment of the performance of each of the identified segments. **We calculate our segment operating margin as segment income divided by revenue for respective periods. For more details on the GAAP to Non-GAAP adjustments for current and historical periods, please refer to the Investor Relations section of our website which includes press releases and summary financials of the respective periods. 23

Appendix: Reconciliation of GAAP to Non-GAAP Measures Quarter- Quarter- Quarter- Quarter- Quarter- Quarter-ended Ended ended ended ended ended ($ in Millions) September 29, 2023 June 30, 2023 March 31, 2023 December 31, 2022 September 30, 2022 July 01, 2022 Net cash provided by operating activities $357 $6 $450 $359 $103 $38 Net capital expenditures (144) (156) (180) (157) (187) (91) Adjusted free cash flow* $213 $(150) $270 $202 $(84) $(53) Six-Months ended ($ in Millions) September 29, 2023 Net cash provided by operating activities $363 Net capital expenditures (300) Adjusted free cash flow* $63 *Adjusted free cash flow is calculated as operating cash flow for the quarter less purchases of property and equipment, net of proceeds from the disposition of property equipment, or net capital expenditures. Adjusted free cash flow is a non-GAAP financial measure and may not be defined and calculated by other companies in the same manner. For more details on the GAAP to Non-GAAP adjustments for current and historical periods, please refer to the Investor Relations section of our website which includes press releases and summary financials of the respective periods. 24

Thank you. For more information, please visit investors.flex.com